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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                                   ACAMBIS PLC
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               (Formerly known as Peptide Therapeutics Group plc)
                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                                    004286100
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                                 (CUSIP Number)

                                 Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                  847.948.2212

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format should include a signed original and five
      (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 004286100
          ---------

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     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons (entities only)

          BAXTER INTERNATIONAL INC.
          I.R.S. Identification Number: 36-0781620

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]

     (b)  [_]
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     3)   SEC Use Only

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     4)   Source of Funds (See Instruction) WC

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                            [_]

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     6)   Citizenship or Place of Organization
          Delaware

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                     (7)    Sole Voting Power
                            21,349,994  *

                     -----------------------------------------------------------
Number of Shares
Beneficially Owned   (8)    Shared Voting Power
by Each Reporting           -0-
Person With
                     -----------------------------------------------------------

                     (9)    Sole Dispositive Power
                            21,349,994  *

                     -----------------------------------------------------------

                     (10)   Shared Dispositive Power
                            -0-

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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          21,349,994  *

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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                 [_]

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     (13) Percent of Class Represented by Amount in Row (11) 21.1% *

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     (14) Type of Reporting Person (See Instructions)

          CO

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*    The reporting person owns no ADRs and holds only ordinary shares (not registered under Section 12(g) of the Act).

                                Page 2 of 6 Pages

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CUSIP No.  004286100
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This Schedule 13D relates to the holdings of Baxter International Inc., a
Delaware corporation ("Purchaser") of 21,349,994 ordinary shares of Acambis plc (formerly known as Peptide Therapeutics Group plc) (the "Company").

ITEM 1.  SECURITY AND ISSUER.
This statement relates to the ordinary shares of the Company. The address of the principal executive offices of the Company is:

                                   Acambis plc
                           Peterhouse Technology Park
                                100 Fulbourn Road
                                    Cambridge
                                  Cambs CB1 9PT
                                     England

ITEM 2.  IDENTITY AND BACKGROUND.
This statement is being filed by Purchaser. The principal executive offices of Purchaser are:

                               One Baxter Parkway
                            Deerfield, Illinois 60015
                             Telephone: 847.948.2000

Purchaser through its subsidiaries, is engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

Neither Purchaser, nor, to the best of the knowledge of Purchase, any director or executive officer of Purchaser, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in Item 4 below, Purchaser received from Company 9,071,200 ordinary shares on December 5, 2000, 2,674,841 ordinary shares on June 4, 2001, 4,967,562 ordinary shares on May 28, 2002. On March 20, 2003, Purchaser acquired an additional 4,636,391 ordinary shares as contemplated by the terms of the subscription agreement more fully described in Item 4.

In February 2001, Company began reporting trades in its ADRs on the Nasdaq. Accordingly, that class of securities was registered by the Company under
Section 12(g). The Purchaser owns no ADRs of the Company.

                                Page 3 of 6 Pages

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CUSIP No.  004286100
           ---------

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Item 4.  PURPOSE OF TRANSACTION.

As previously disclosed, Purchaser entered into a subscription agreement with the Company to subscribe for (pound)27.8 million in cash for new ordinary shares at a weighted average price of 130 pence per Subscription Share.

First Subscription December 5, 2000 (pound)10.4 million at 115 pence per Subscription Share; Second Subscription June 1, 2001 (pound) 3.5 million at 130 pence per Subscription Share; Third Subscription June 1, 2002 (pound) 7.0 million at 140 pence per Subscription Share; and Fourth Subscription June 1, 2003** (pound) 7.0 million at 150 pence per Subscription Share

**After expiration of the applicable Hart-Scott-Rodino Antitrust Improvement Act waiting period, the parties to the subscription agreement accelerated the Fourth Subscription to March 20, 2003.

Purchaser now owns approximately 21.1% of the shares capital of the Company. The Purchaser owns no ADRs of the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

Except as set forth herein, neither Purchaser, nor, to the best of the knowledge of Purchaser, any director or executive officer of Purchaser beneficially owns any other ordinary shares of the Company.

         (a) Purchaser beneficially owns an aggregate of 21,349,994 ordinary shares (but no ADRs), which constitute approximately 21.1% of the total number of presently outstanding ordinary shares.

         (b)  Purchaser has sole power to vote and dispose of the Shares.

         (c) As described in Item 4 above, on December 5, 2000, Purchaser acquired 9,071,200 ordinary shares, on June 4, 2001, Purchaser acquired 2,674,841 ordinary shares, on May 28, 2002, Purchaser acquired 4,967,562 ordinary shares, as previously disclosed, and after expiration of the applicable Hart-Scott-Rodino Antitrust Improvement Act waiting period, Purchaser and Company accelerated the subscription agreement and on March 20, 2003 Purchaser acquired 4,636,391 ordinary shares. The Purchaser owns no ADRs of the Company.

         (d)  Not Applicable.

         (e)  Not Applicable.

                                Page 4 of 6 Pages

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CUSIP No.  004286100
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Item 6.       CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.

In addition to the agreement documenting the acquisition described in Item 4 above, Purchaser has entered into the following contracts or arrangements with the Company:

Pursuant to the Subscription Agreement, dated September 19, 2000, the Purchaser appointed Victor Schmitt to serve as a non-executive director on the Company's Board. Mr. Schmitt is an officer of Purchaser's subsidiary.

The Company and the Purchaser have also entered into a Contract Manufacturing Agreement under which the Company has agreed to manufacture specified components of the Purchaser's vaccines. These vaccines are currently at the various stages of development.

Item 7.       MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.1 Subscription Agreement dated September 19, 2000, by and among the Company and Purchaser.*

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*  Previously filed with the Securities and Exchange Commission


                               Page 5 of 6 Pages

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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned corporation certifies that the information set forth in this Statement is true, complete and correct.

Dated:     March 24, 2003

                                                      BAXTER INTERNATIONAL INC.



                                                      By:   /s/ Jan Stern Reed
                                                            ------------------
                                                            Jan Stern Reed
                                                            Corporate Secretary



                               Page 6 of 6 Pages